SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15-d-16 of

The Securities Exchange Act of 1934

For December 21, 2007

Commission File Number 000-17434

DRAXIS HEALTH INC.

(Translation of registrant’s name into English)

6870 Goreway Drive, 2nd Floor

Mississauga, Ontario  L4V 1P1

CANADA

(Address of principal offices)

Registrant files annual reports under cover of Form 20-F

DRAXIS HEALTH INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and address of Company

DRAXIS Health Inc.

6870 Goreway Drive, Suite 200

Mississauga, Ontario

L4V 1P1

2.                                      Date of Material Change

December 20, 2007

3.                                      News Release

A press release reporting the material change was issued by DRAXIS Health Inc. (“DRAXIS”) on December 20, 2007, a copy of which is attached.

4.                                      Summary of Material Change

On December 20, 2007, DRAXIS announced that DRAXIMAGE, its radiopharmaceutical division, has appointed GE Healthcare, an industry leader in nuclear medicine, as the exclusive distributor of DRAXIMAGE(R) Sestamibi in the United States. DRAXIMAGE(R) Sestamibi is a generic kit for the preparation of Technetium (Tc-99m) Sestamibi injection, a diagnostic cardiac imaging agent used in myocardial perfusion imaging (MPI) to evaluate blood flow to the heart.

DRAXIMAGE has granted GE Healthcare the exclusive right to market, distribute and sell its generic DRAXIMAGE(R) Sestamibi in the U.S. market and through its U.S. and Canadian radiopharmacy network once the primary innovator patent expires and marketing authorizations are received from the U.S. Food and Drug Administration (FDA) and Health Canada. Furthermore, GE Healthcare has agreed to purchase Technetium 99m Sestamibi injection exclusively from DRAXIMAGE. The initial term of the distribution agreement is for a minimum of three years following FDA approval of the DRAXIMAGE product.

5.                                      Full Description of Material Change

See press release attached hereto.

6.                                      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.                                      Omitted Information

None.

8.                                      Executive Officer

For further information, please contact Alida Gualtieri, General Counsel and Secretary at (514) 630-7060.

9.                                      Date of report

December 21, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAXIS HEALTH INC.

By:/s/ Alida Gualtieri
General Counsel & Secretary

Dated: December 21, 2007